Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD.
PRESENTS RECORD REVENUES
FOR THE FOURTH QUARTER AND FULL YEAR OF 2007

Fourth quarter 2007 revenues grow by 25% over last year reaching $36m

AZOUR, Israel – February 21, 2008 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2007.

Highlights of the Fourth Quarter and Full Year
—	Strong top-line and subscriber growth.
—	Record annual revenues of $125 million, 20% increase over 2006; fourth quarter revenues $36.1 million, an increase of 25% year-over-year
—	The purchases of ERM and MAPA broadened the suite of location based products and services Ituran provides
—	Sold Telematics, increasing the cash position and refocusing the business on its core competencies
—	Record subscribers of 444,000 as of December 31st, 2007, an increase of 48,000 from the 396,000 subscribers as of December 31st, 2006

Fourth quarter Results
Revenues for the fourth quarter of 2007 reached US$36.1 million. This represents a 24.6% increase compared with revenues of US$29.0 million in the fourth quarter of last year. The increase in revenues was primarily driven by the continued growth in the Company’s subscriber base and revenues from the recently acquired ERM and MAPA businesses. This increase was partly offset by a decrease in revenues from the Far East which relates to the Telematics business.

Operating profit for the fourth quarter of 2007 excluding the other income was US$6.8 million (18.7% of revenues) compared with US$6.5 million (22.5% of revenues) in the fourth quarter of 2006. The lower operating margin was in part due to the fact that, as previously announced, the Company increased its investment in sales and marketing in 2007, as well as the devaluation of the US dollar against the Israeli shekel.

EBITDA for the quarter was $8.9 million, which represents 24.5% of revenues compared to $7.8 million which represents 26.9% in the fourth quarter of last year.

Financial income in the quarter was US$51 thousand as compared with a financial income of $734 thousand in the fourth quarter of last year. The decrease was primarily as a result of the devaluation of the US dollar against the Company’s functional currency in Israel, the Israeli shekel.

The Company recorded a one-time income of $49.5 million from the sale of Telematics on December 31st, 2007, and an associated tax expense of $13.7 million.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Net profit on a GAAP basis was US$39.3 million in the fourth quarter of 2007, compared with US$5.2, as reported in the fourth quarter of 2006. Fully diluted earnings per share on a GAAP basis in the fourth quarter of 2007 was US$1.68 compared with US$0.22 per fully diluted share in the fourth quarter of 2006.

Excluding the other income and the related tax expense, and a one-time write-off related to an affiliated company of $0.3 million, net profit was US$4.2 million in the fourth quarter of 2007, or fully diluted earnings per share of $0.18.

Full Year Results
Revenues for the full year 2007 reached US$124.8 million. This represents a 20% increase compared with revenues of US$104.1 million last year. The increase in revenues was driven by the continued growth in the Company’s subscriber base as well as the contribution by the recently acquired ERM and Mapa businesses. This increase was partly offset by a decrease in revenues from the Far East which relates to the Telematics business throughout 2007.

Operating profit for the year excluding the other income was US$23.3 million compared with US$24.7 million in 2006. The lower operating profit was in part due to the increase in investment in sales and marketing in 2007, the lower revenue level in the Far East, and the relative increase in expenses due to the devaluation of the US dollar against the Israeli shekel.

Annual net profit on a GAAP basis was US$51.5 million in 2007 or earnings per diluted share of $2.20, compared with US$19.3 million or earnings per diluted share of $0.82, as reported in 2006. Excluding the other income and the related tax expense, and a one-time write-off from an affiliated company of $0.3 million, net profit for the year was US$16.4, or fully diluted earnings per share of $0.70.

Cash flow from operations during the fourth quarter and the full year of 2007 were US$4.8 million and US$12.8 million, respectively. As of December 31st, 2007 the Company had a net cash position (including marketable securities) of US$37.9 million (this does not include the proceeds from the sale of Telematics which were received in the beginning of 2008)compared with US$59.4 million on December 31st, 2006.

Pro-forma full year results excluding Telematics
As announced, the sale of Telematics was completed on December 31st, 2007. Excluding Telematics, the Company would have reported full year 2007 revenues of $104.7 million, operating income of $17.8 million and net income of $13.4 million or fully diluted earnings per share of $0.57, excluding the impact of the above mentioned one-time items.

On February 20th, 2008, the Board of Directors declared a dividend distribution of a total of US$30 million or $1.34 per share.

Eyal Sheratzky,Co-CEO of Ituran said, “2007 was a year of strong growth in our subscriber base and revenues. It was also a year in which we stepped up our operating expenses, in order to invest in expanding our business into new segments and improve our customer care and retention. In addition, our sale of Telematics at the end of the year, was a significant step in our strategy of focusing on our core competencies, that of providing a full suite of location based product and services.”

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

“Our sale of Telematics increased our cash position by $48.3 million to $98 million at the beginning of 2008,” continued Mr. Sheratzki. “We have used a portion of our cash for purchasing 1.5 million shares of Ituran for a total of $17.6 million. In addition, we today announced a special dividend of $30 million. Following these actions, our cash position is expected to stand at approximately $50 million. We believe that this is the right way to share some of our success with our shareholders, while maintaining enough cash on our balance sheet for our future growth.”

“In 2008, we expect to see the fruits of our investments in 2007 and expect pro-forma double-digit top-line growth over the year with renewed growth in our profitability. Looking ahead, we have a lean business with a strong focus on what we do best, that of providing location based services and related applications. We believe that our business is now very well positioned, with great growth potential for years to come,” concluded Mr. Sheratzky.

Conference Call Information

The Company will also be hosting a conference call later today, February 21st, 2008 at 9:00am EST. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-407-2553
UK Dial-in Number: 0-800-051-8913
ISRAEL Dial-in Number: 03-918-0688
INTERNATIONAL Dial-in Number: +972-3-918-0688

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website, at: http://www.ituran.com

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 444,000 subscribers distributed globally. Established in 1995, Ituran has approximately 900 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact

Udi Mizrachi (udi_m@ituran.com)
VP Finance, Ituran
(Israel) +972 3 557 1348

International Investor Relations

Ehud Helft
Kenny Green
info@gkir.com
GK Investor Relations
(US) +1 646 201 9246

Investor Relations in Israel

Oded Ben Chorin (oded@km-ir.co.il)
KM Investor Relations
(Israel) +972 3 5167620

** FINANCIAL TABLES TO FOLLOW **

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2007

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2007

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2007	2006

Current assets

Cash and cash equivalents	28,669	43,812
Investments in marketable securities	9,558	16,034
Accounts receivable (net of allowance for doubtful accounts)	27,578	29,709
Other current assets	83,783	4,915
Contracts in process, net	-	1,465
Inventories	13,258	10,901

	162,846	106,836

Long-term investments and debit balances

Investments in affiliated companies	1,869	881
Accounts receivable	49	123
Loan	560	-
Deposit	-	1,457
Deferred income taxes	5,850	5,112
Funds in respect of employee rights upon retirement	2,513	4,001

	10,841	11,574

Property and equipment, net	24,440	19,109

Intangible assets, net	8,801	2,784

Goodwill	9,631	4,536

Total assets	216,559	144,839

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2007	2006

Current liabilities

Credit from banking institutions	318	474
Accounts payable	12,703	14,956
Deferred revenues	5,335	4,399
Other current liabilities	34,058	13,573

	52,414	33,402

Long-term liabilities

Liability for employee rights upon retirement	4,085	5,278
Deferred income taxes	1,715	816

	5,800	6,094

Minority interest	2,860	2,578

Capital Notes	5,894	5,894

Total shareholders' equity	149,591	96,871

Total liabilities and shareholders' equity	216,559	144,839

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Year ended December 31,		Three months ended December 31 ,
(in thousands except per share data)	2007	2006	2007	2006

Revenues:
Location-based services	64,634	54,048	18,111	14,181
Wireless communications products	60,204	50,004	17,992	14,803

	124,838	104,052	36,103	28,984

Cost of revenues:
Location-based services	23,630	18,419	6,901	5,105
Wireless communications products	44,009	35,434	12,205	10,517

	67,639	53,853	19,106	15,622

Gross profit	57,199	50,199	16,997	13,362
Research and development expenses	2,991	2,682	781	600
Selling and marketing expenses	8,218	5,123	2,687	1,294
General and administrative expenses	22,629	17,659	6,758	4,958
Other expenses (income), net	(49,138)	3	(49,140)	1

Operating income	72,499	24,732	55,911	6,509
Financing income, net	1,227	1,886	51	734

Income before taxes on income	73,726	26,618	55,962	7,243
Taxes on income	(20,953)	(6,581)	(16,043)	(1,878)

	52,773	20,037	39,919	5,365
Share in losses of affiliated companies, net	(516)	(213)	(355)	(12)
Minority interests in income of subsidiaries	(783)	(565)	(233)	(162)

Net income	51,474	19,259	39,331	5,191

Earnings per share:
Basic	2.21	0.83	1.68	0.22

Diluted	2.20	0.82	1.68	0.22

Weighted average number of shares outstanding (in thousands):
Basic	23,315	23,194	23,408	23,322

Diluted	23,422	23,457	23,417	23,482

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,		Three months ended December 31 ,
(in thousands)	2007	2006	2007	2006

Cash flows from operating activities
Net income for the period	51,474	19,259	39,331	5,191
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	8,080	4,205	3,185	1,283
Exchange differences on principal of deposit and loan, net	(78)	(50)	(21)	(13)
Gains in respect of marketable securities	(437)	(200)	(87)	(300)
Gain from sale of subsidiary , net	(36,373)	-	(36,373)	-
Increase (decrease) in liability for employee rights upon retirement	1,293	(187)	697	109
Share in losses of affiliated companies, net	516	213	355	12
Deferred income taxes	964	644	(654)	(242)
Capital gains on sale of property and equipment, net	(5)	(35)	43	-
Minority interests in profits of subsidiaries, net	785	565	235	162
Increase in accounts receivable	(8,529)	(3,668)	(4,874)	(399)
increase in other current assets	724	(1,630)	1,382	(1,393)
Decrease (increase) in inventories and contracts in process, net	(3,645)	(4,435)	1,259	(809)
Increase (decrease) in accounts payable	1,797	2,686	1,965	(448)
Increase (decrease) in deferred revenues	(32)	(1)	(1,384)	(472)
Increase in other current liabilities	(3,773)	888	(285)	2,484

Net cash provided by operating activities	12,761	18,254	4,774	5,165

Cash flows from investing activities
Increase in funds in respect of employee rights upon retirement, net of
withdrawals	(678)	(412)	(79)	(71)
Capital expenditures	(9,641)	(12,106)	(1,978)	(2,026)
Proceeds from sale of property and equipment	195	53	14	-
Acquisitions of subsidiary ( appendix A )	(8,549)	(2,243)	-	(2,243)
Purchase of intangible assets and minority interest	(64)	(58)	(33)	(7)
Investment in affiliated company	(1,447)	-	-	-
Investment in marketable securities	(5,488)	(55,863)	(2,219)	(3,506)
Sale of marketable securities	13,982	40,848	2,618	5,693
Loan granted to affiliated company	-	(138)	-	-
Acquisition of additional interest in a subsidiary	-	(21)	-	-
Loan	(560)	-	(560)	-
Company no longer consolidated ( Appendix B )	(6,938)	-	(6,938)	-

Net cash used in investment activities	(19,188)	(29,940)	(9,175)	(2,160)

Cash flows from financing activities
Short-term credit from banking institutions, net	160	(237)	(400)	7
Repayment of long-term loans	(3,500)	(3,191)	-	(356)
Dividend paid	(4,838)	(3,705)	-	-
Proceeds from sale of Company shares held by a subsidiary	-	-	-	-
Proceeds from exercise of options by employees	12	18	-	-
Purchase of shares from treasury	(4,874)	-	(4,874)	-
Dividend distribution to minority interest of a subsidiary	-	(172)	-	-
Purchase of Company's shares	-	(877)	-	-

Net cash used in financing activities	(13,040)	(8,160)	(5,274)	(349)

Effect of exchange rate changes on cash and cash equivalents	4,324	5,229	2,515	1,143

Net increase (decrease) in cash and cash equivalents	(15,143)	(14,617)	(7,160)	3,799
Balance of cash and cash equivalents at beginning of period	43,812	58,429	35,829	40,013

Balance of cash and cash equivalents at end of period	28,669	43,812	28,669	43,812

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Appendix A – Acquisitions of subsidiaries

	Year ended December 31,
(in thousands)	2007	2006

Working capital (excluding cash equivalents ), net	1,280	2,015
Long-term deferred income taxes	(1,583)	54
Funds in respect of employee rights upon retirement	408	366
Property and equipment , net	397	231
Intangible assets, net	6,719	-
Goodwill	5,220	1,631
Liability for employee rights upon retirement	(729)	(559)
Long term loan	(3,163)	-
Minority intrest	-	(1,495)

	8,549	2,243

Appendix B – company no longer consolidated

Working capital ( excluding cash and cash equivalents ), net	50,031
Inventory ( including contracts in process )	(4,408)
Funds in respect of employee rights upon retirement	(2,968)
Deposit	(1,680)
Investment in affiliated company	(144)
Deffered taxes	(347)
Property and equipment , net	(1,254)
Goodwill	(479)
Liability for employee rights upon retirement	3,803
Minority interest	757
Gain from sale of subsidiary	(36,373)

6,938